Exhibit 99.1

Brian Canfield Darren Entwistle 555 Robson Street Vancouver, B.C V6B 3K9 telus.com

September 29, 2012

Dear Fellow TELUS Shareholder,

We are writing to ask you to please vote FOR TELUS’ share exchange proposal. We put this proposal forward to address concerns our shareholders have expressed about the adverse impact of our dual class share structure on liquidity and trading volumes. We believe our proposal addresses these concerns and is beneficial and fair to holders of both common and non-voting shares.

TELUS’ proposal provides significant benefits for all shareholders

If approved, our proposal would provide these benefits:

•             Increased liquidity and marketability of TELUS’ common shares for the benefit of all shareholders —Today, TELUS has approximately 175 million common shares and 151 million non-voting shares. Approving the proposal would result in one much larger common share class of approximately 326 million shares being available for trading, which makes our shares potentially more attractive to larger institutional investors. In addition, there would be an 85 per cent increase in the amount of TELUS common shares available to be purchased by non-Canadian investors and the common shares would be more marketable as they would be listed on the New York Stock Exchange for the first time.

•             Increased value to both classes of shares — The value of our common and non-voting shares immediately jumped in value on the initial announcement of our share conversion proposal last February and since then have appreciated to levels beyond that of the overall market index and TELUS’ peers. The shares are up 11 per cent and 14 per cent respectively for the period February 21, 2012 (the date we first announced our intent to combine our share classes) through to the end of September, despite the Toronto Stock Exchange index being down by more than two per cent during this same period.

•             A capital structure aligned with best practice — Moving to a single class of issued and outstanding common shares would align TELUS’ capital structure with what is generally viewed as best practice where all shares have one vote each.

•             Fairness — Granting the right to vote to the holders of non-voting shares would enhance TELUS’ leadership in respect of good corporate governance practices. Holders of our non-voting shares already have the same economic interest (such as the same dividend rights) as the holders of our common shares.

•             A “one share — one vote” principle is strongly endorsed by the Canadian Coalition for Good Governance.

•             Scotia Capital’s fairness opinion concluded that the one-for-one-exchange ratio is fair, from a financial point of view, to common and non-voting shareholders, respectively.

Independent leading proxy advisory firm, ISS, recommends both classes of shareholders vote FOR this proposal

Institutional Shareholder Services Inc. (ISS), a leading independent global proxy advisory services firm, has stated, “As the proposed transaction continues to align voting rights with economic interest, offers shareholders meaningful economic opportunity through increased trading liquidity and a dual listing on the NYSE, and has been ratified by a strong market response — and as the company’s Articles effectively preclude any exchange ratio other than the proposed one-for-one exchange — a vote FOR the proposal is warranted.”

Living up to the promise we made to you

In May, we withdrew a similar proposal (which also provided for a one-for-one ratio), after Mason Capital, a New York-based hedge fund, put in place a trading strategy that was contrary to the interests of TELUS shareholders.

Mason’s net economic interest in our company is only 70,900 shares, representing just 0.02 per cent of our total shares outstanding, yet it controls approximately 19 per cent of the votes associated with our common shares.

Our previous proposal had the overwhelming support of our shareholders — excluding Mason, 92.4 per cent of total shares received were in favour of the proposal. It also received the endorsement of the two leading independent proxy advisory firms that institutional investors rely on for advice: ISS and Glass Lewis. However, it was clear that given Mason’s actions and its large voting position (despite having a minor economic investment in TELUS), our proposal would not have passed if it had gone to a vote in May. This is because only 67 per cent of common shareholders cast votes, which makes it so important that as many as possible vote FOR our proposal to overcome Mason’s large position.

When we withdrew our previous proposal, we committed to reintroducing a similar proposal in due course on the same one-for-one ratio so as to preserve its value-enhancing shareholder benefits. This was our promise to you — a promise we fulfilled when we introduced our share exchange proposal on August 21.

Mason is once again actively seeking to defeat our proposal because, if the proposal is defeated, and the trading price of the non-voting shares decreases more than the trading price of the common shares, Mason would then profit from the increased difference between the two share prices.

In other words, Mason does not realize a profit by promoting long-term share value appreciation. This is in stark contrast to shareholders like you whose interest is in seeing TELUS shares appreciate in value.

Independent third-party corporate governance advisor ISS said, “If announcement of the transaction itself increased the company’s market value higher, voting down the transaction should logically result in the loss of some or all of that incremental market value.”

Supreme Court of B.C. and highly respected U.S. law firm strongly criticize Mason’s empty voting tactics

As the Supreme Court of British Columbia recently observed in connection with Mason’s efforts to disrupt our share exchange proposal, “only Mason stands to profit” if the price spread between common shares and non-voting shares increases and “only Mason is indifferent to the overall value of TELUS itself.” Indeed, the highly respected New York-based law firm Wachtell, Lipton, Rosen & Katz — ranked the Most Prestigious Law Firm to Work For in the USA by the Avery Index — stated its support for the court’s decision, saying Mason’s empty voting tactics are “deeply pernicious” and asking the U.S. Securities and Exchange Commission “to undertake comprehensive regulatory reform to address the ongoing abuse” of investment arrangements by parties like Mason.

Our proposal, which was thoroughly and objectively analyzed, is fair to holders of each class of shares

In an effort to ensure our proposal would be in TELUS’ best interests and would be fair to the holders of common shares and non-voting shares, respectively, TELUS’ Board of Directors put in place a process that was consistent with the best standards of corporate governance. The Board’s process included, among others, the following steps:

•             Formation of a Special Committee of the Board composed of independent directors to consider the proposal.

•             Direction to this Committee to follow a thorough process consistent with the highest governance standards.

•             Obtaining extensive expert financial and legal advice to assist in the decision-making process.

•             Obtaining a fairness opinion from independent financial advisors, Scotia Capital, that stated, in their view, the one-to-one exchange ratio is fair from a financial point of view to holders of shares of each class, respectively.

•             Structuring the transaction such that the proposal requires the approval of all shareholders — a simple majority of the common shares and at least two-thirds of the non-voting shares voted at the meetings — and court approval.

•             It is important to note that since our share exchange proposal only affects the legal rights of non-voting shareholders (and does not affect the legal rights of common shareholders) and does not involve amendments to our Articles, approval of the common shareholders is not legally required. However, given TELUS desires to act consistent with good governance practices, we decided to provide for common shareholder approval at 50 per cent plus one vote and, in this fashion, ensure that both classes of shareholders are consulted. ISS supports this approach, saying, “an affirmative vote from a majority of shareholders is usually considered sufficient evidence of a clear shareholder mandate.”

Your vote is extremely important. Please vote your yellow proxy or voting instruction form today.

If you have any questions or need any assistance, please call Laurel Hill Advisory Group toll-free in North America at

1-877-304-0211 or by email at assistance@laurelhill.com.

The Special Committee carefully considered a range of different possible exchange ratios and concluded a one-for-one ratio was the most appropriate for a number of reasons, including:

•             The common shares and non-voting shares have the same economic rights, such as the right to any dividends, or distributions or a share of proceeds on any winding up of TELUS.

•             Our corporate Articles provide for a one-for-one conversion ratio in two circumstances: the elimination of foreign ownership restrictions and in a takeover bid. In a takeover bid, a “coat-tail” provision for non-voting shares ensures that any premium to be paid to voting shares also goes to the non-voting shares.

•             We had proposed a one-for-one exchange ratio in 2006 in connection with our planned conversion into an income trust, as recommended by the financial advisor we had retained. As you may recall, this proposal did not proceed (despite widespread shareholder support) after the federal government announced a change in tax policy.

Given the Articles and our history, it should be expected that an exchange would eventually occur on a one-for-one basis. Indeed, the fact our Articles provide for a one-to-one conversion right of non-voting shares into common shares in the event of the elimination of foreign ownership restrictions was central to ISS’ determination that “support for this proposal is warranted for both classes” of TELUS shareholders.

TELUS’ Board of Directors has worked to support the best interests of all shareholders

Scotia Capital, the Special Committee and the Board were well aware that a central issue was the fairness of the transaction to holders of common shares and carefully considered this matter. It is disingenuous of Mason to suggest that Scotia Capital was incapable of being objective about what is fair to holders of both classes of shares as Canadian dual-class share collapse transactions have never involved a separate fairness opinion from a different bank for each class of shares.

Similarly, it is disingenuous of Mason to suggest that our Special Committee should have been comprised of members of our Board who were not in some way exposed to the performance of TELUS’ non-voting shares. Most directors of leading Canadian companies — including TELUS — are expected to have direct or indirect exposure to the performance of the shares of their company in order to align their interests with those of the company and its shareholders. It would therefore have been impossible to set up a Special Committee with directors who were not in some way exposed to the performance of our non-voting shares as every member is either directly or indirectly exposed.

The fact a TELUS Director has direct or indirect exposure to the performance of TELUS’ non-voting shares should only be of concern if that interest is sufficiently material that the Director would be susceptible to having that interest influence their decision in a manner that might prevent them from putting TELUS’ interests ahead of their own. The level of economic exposure to the non-voting shares that members of TELUS’ Board and the Special Committee have is fully disclosed in our public disclosure and does not constitute a material interest.

In the case of Darren Entwistle, TELUS’ President and CEO (who was not on the Special Committee and who has the largest investment in TELUS of all Board members), common shares make up 59 per cent of his total TELUS share ownership and he has received the entirety of his after-tax salary in the form of common shares since the beginning of 2010.

In fact, when it comes to claims about conflicts of interest, it bears repeating that Mason has little substantial net economic interest in TELUS’ shares and stands to profit handsomely through its shorting and hedge trading strategy if it defeats the proposal, devalues our shares and widens the spread between the two share classes. Mason’s claims about a conflict of interest are without merit and designed solely to advance its objective of profiting through the destruction of shareholder value.

Mason relies on an analysis that does not provide a formal opinion of fairness

Mason relies heavily on selective data that Blackstone has assembled in order to try and support its position. However, as Blackstone states in their disclaimer notice, neither their analysis or results of their services “shall constitute an opinion,

Your vote is extremely important. Please vote your yellow proxy or voting instruction form today.

If you have any questions or need any assistance, please call Laurel Hill Advisory Group toll-free in North America at

1-877-304-0211 or by email at assistance@laurelhill.com.

valuation, or recommendation with respect to any proposed or potential conversion transaction or conversion ratio, and neither may be relied upon as an opinion, valuation, or recommendation by Mason or any third party.” In comparison, Scotia Capital has provided a formal “opinion” as to the fairness of the exchange ratio. Notably, Blackstone may receive an additional fee from Mason contingent on the outcome of the TELUS share exchange: in other words, it stands to make even more money from its analysis if TELUS’ proposal is defeated. By comparison, TELUS paid Scotia Capital a fixed fee for its advice and opinion and none of that fee was dependent on whether the proposal was adopted or not.

The Blackstone analysis fundamentally relies on the idea that there is a loss of value to common shareholders, despite the initial and sustained positive market reaction by both share classes, above those experienced by TELUS’ industry peers, as a result of TELUS’ initial proposal announcement. The Blackstone analysis also does not consider the fact that TELUS is widely held and does not have a controlling shareholder and that therefore this is not a situation where it is desirable or necessary to pay a premium in order to return control of the company to its shareholders. In selecting its list of precedents to consider, Blackstone omits a number of the more relevant Canadian precedents, in favour of U.S. precedents. As noted by Scotia Capital, most Canadian dual-class share collapse precedents have been done at a one-for-one ratio, and since 2000 in all 13 instances where such companies had coat-tail provisions (like TELUS does) a one-for-one ratio was used. Even disregarding the more relevant Canadian precedents, 18 of the 25 transactions on Blackstone’s own list were done at a one-for-one basis.

We need to hear your voice — please vote now FOR our proposal

Moving to a single class of issued and outstanding shares is in the long-term best interests of holders of common shares and holders of non-voting shares. We urge you not to let the short-term trading strategies of an opportunistic hedge fund such as Mason frustrate a proposal that is in the best interests of TELUS and shareholders who have a real economic interest in TELUS. The exchange proposal is responsive to feedback from those shareholders and is aimed at aligning TELUS’ capital structure with what is generally viewed as best practice.

As the proposal requires the support of a simple majority of the votes cast by the holders of common shares at the general meeting of TELUS and two-thirds of the votes cast by the holders of non-voting shares at the class meeting of holders of non-voting shares, each voting separately as a class, your vote is extremely important. Please vote FOR our proposal. Call our proxy solicitation agent Laurel Hill toll free at 1-877-304-0211 to make sure your vote is received before the proxy deadline.

Please see the enclosed voting information insert. Note that despite Mason’s incorrect comments to the contrary, if you sign and date your proxy but do not indicate how you want to vote, your shares will be voted in favour of the proposal only if you appoint as proxyholder the nominees set out in the proxy approved by the Supreme Court of B.C.

We firmly believe this proposal is fair and beneficial to all shareholders, is widely supported by shareholders with a true economic stake in our company, and is consistent with the principles of good corporate governance. TELUS has been the top-performing incumbent telco in the world when it comes to producing total shareholder return (price appreciation and dividends), by achieving a 180 per cent return since 2000. We have outperformed our next closest peer over this time by 47 per cent. Thank you for your continued support, and we ask that you please vote FOR, as every vote matters.

Yours sincerely,

Brian Canfield	Darren Entwistle
Chair, TELUS Board of Directors	President and CEO, TELUS

More information about the proposal is set out in TELUS’ August 30, 2012 Information Circular, which is available at www.sedar.com and at www.telus.com/investors. Please be aware this letter contains statements about expected future events of TELUS that are forward-looking and subject to certain risks and uncertainties, including those described in the “Forward-Looking Statements” section of TELUS’ August 30, 2012 Information Circular. You should also be aware that permission was not requested to quote from the ISS Report.

Your vote is extremely important. Please vote your yellow proxy or voting instruction form today.

If you have any questions or need any assistance, please call Laurel Hill Advisory Group toll-free in North America at

1-877-304-0211 or by email at assistance@laurelhill.com.